                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended September 30, 2000

                         Commission file number: 1-12238




                     MHM SERVICES, INC. 401(k) SAVINGS PLAN


                               MHM Services, Inc.
                      8605 Westwood Center Drive, Suite 400
                             Vienna, Virginia 22182

                     MHM SERVICES, INC. 401(K) SAVINGS PLAN

                                Table of Contents


                                                                                               Page
Independent Auditors' Report                                                                      1


Financial Statements:


         Statements of Net Assets Available for Plan Benefits for 2000 and 1999                   2


         Statement of Changes in Net Assets Available for Plan Benefits for 2000,
              1999 and 1998                                                                       3

         Notes to Financial Statements                                                          4-7


Supplemental Schedules as of and for the Year Ended September 30, 2000:


         Line 27a - Schedule of Assets Held for Investment Purposes                               8


         Line 27d - Schedule of Reportable Transactions                                           9

Signature                                                                                        10

Exhibit__-Consent of Independent Auditors-Viscarra & Associates                                  11

                                                        Fifth Floor
                                                        Market Square
                                                        717 D Street, N.W.
                                                        Washington, D.C.  20004
                                                        202-638-3200
                                                        Fax 202-347-5829
                                                        Email SteveVCPA@aol.com

                                                        VISCARRA & ASSOCIATES

                                                        Accountants and
                                                        Management Consultants



                          INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of the
MHM Services, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the MHM Services, Inc. 401(k) Savings Plan (the "Plan") as of September 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the year ended September 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2000 and 1999, and the changes in net assets available for benefits for the year ended September 30, 2000 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions, and exempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects to the basic financial statements taken as a whole.

The schedules of assets held for investment purposes and reportable transactions that accompany the Plan's financial statements do not disclose certain historical cost information of certain assets held by the Plan custodian. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.




Washington, D. C.
February 6, 2001

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

                   Statements of Net Assets for Plan Benefits

                           September 30, 2000 and 1999


                                                                                   2000                     1999
                                                                                   ----                     ----
Assets:
         Investments (note 4)                                                  $ 1,748,212              $ 1,426,372
         Participant loans                                                             360                   14,660

         Receivables:
                  Employee contributions                                            25,744                   17,286
                  Employer contributions                                            12,521                    7,380
                                                                               -----------              -----------

                           Total receivables                                        38,265                   24,666
                                                                               -----------              -----------

                           Total assets                                          1,786,837                1,465,698

Liabilities - accrued expenses                                                           0                     (207)
                                                                               -----------              -----------

                           Net assets available for plan benefits              $ 1,786,837              $ 1,465,491
                                                                               ===========              ===========


The accompanying notes are an integral part of these financial statements.

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                  Years Ended September 30, 2000, 1999 and 1998


                                                                        2000                     1999                       1998
                                                                        ----                     ----                       ----
Additions:
      Additions (deductions) to (from) net assets attributed to:
         Investment income (loss):
             Net appreciation (depreciation) in fair value
                   of investments                                   $    93,904               $   194,642               $  (199,484)
             Interest on loans                                              893                     1,045                     1,276
             Dividends and capital gains                                 86,729                    34,559                    80,741
                                                                    -----------               -----------               -----------

                  Total investment income (loss)                        181,526                   230,246                  (117,467)

            Less investment expenses                                     (5,353)                  (14,190)                  (11,547)
                                                                    -----------               -----------               -----------

                                                                        176,173                   216,056                  (129,014)
                                                                    -----------               -----------               -----------

            Contributions:
             Employee contributions                                     303,727                   220,738                   275,400
             Employer contributions                                      43,505                    29,479                    42,856
                                                                    -----------               -----------               -----------

                                                                        347,232                   250,217                   318,256
                                                                    -----------               -----------               -----------

                  Total additions                                       523,405                   466,273                   189,242
                                                                    -----------               -----------               -----------

Deductions:
      Deductions from net assets attributed to:
            Benefits paid to participants                              (184,596)                 (392,183)                 (548,329)
            Administrative expenses (note 3)                            (17,463)                  (16,612)                  (21,946)
                                                                    -----------               -----------               -----------

                  Total deductions                                     (202,059)                 (408,795)                 (570,275)
                                                                    -----------               -----------               -----------

                  Net increase (decrease)                               321,346                    57,478                  (381,033)

Net assets available for benefits:
      Beginning of year                                               1,465,491                 1,408,013                 1,789,046
                                                                    -----------               -----------               -----------

      End of year                                                   $ 1,786,837               $ 1,465,491               $ 1,408,013
                                                                    ===========               ===========               ===========

The accompanying notes are an integral part of these financial statements.

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

                          Notes To Financial Statements

                           September 30, 2000 and 1999

(1)      DESCRIPTION OF THE PLAN


         The following description of MHM Services, Inc. 401(k) Savings Plan (the Plan), formerly known as Mental Health Management, Inc. Employees' Savings Plan, provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan provisions.

         (a)      GENERAL

                  The effective date of the Plan was September 1, 1993. The Plan is a defined contribution plan. Employees who are age 21 or older are eligible to join the Plan upon completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. (ERISA).

         (b)      CONTRIBUTIONS

                  Participants may contribute to the Plan from 1 percent to 15 percent (1 percent to 23 percent beginning in July 1998) of their salaries to be invested, as they choose, in various mutual funds and common stock of MHM Services, Inc. (the Company). The Plan provides that the Company will make a matching contribution equal to $.50 for each $1.00 contributed by a participant, not to exceed 3 percent of the participant's contribution (to a maximum of 1.5 percent of the participant's salary). The Company's matching contribution is made in cash to be distributed among the funds elected by the participant.

         (c)      PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         (d)      VESTING

                  A participant's accrued benefit is at all times fully vested and nonforfeitable upon death, retirement, disability or termination of employment.

         (e)      PARTICIPANT LOANS

                  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from one to five years or up to ten years for the building, rehabilitation or purchase of a primary residence. The loans are secured by the balances in the participants' accounts and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions.

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           September 30, 2000 and 1999


         (f)      PAYMENT OF BENEFITS

                  Upon termination of service, participants may elect to receive a lump-sum payout of their accounts. If the account balance at termination exceeds $3,500, a participant may leave the money in the Plan after leaving the Company. Participants may also qualify for up to two hardship withdrawals per Plan year with respect to amounts attributable to basic contributions. In order to obtain a hardship withdrawal, participants must exhaust the possibility of all other withdrawals (other than hardship withdrawals) under the Plan. Upon receiving a hardship distribution, participants are suspended from making contributions to the Plan for one year.

                  The Plan permits certain annuity options as follows: 50 percent joint and survivor and survivor annuity if married, a 100 percent life annuity to single participants, and 100 percent pre-retirement survivor annuity to the surviving spouse of a married participant who dies before retirement. Participants may elect a single sum distribution with appropriate consent.

                  Distributions from the funds, with the exception of the MHM Services, Inc. (MHM) stock fund, are made in cash. Distributions from the MHM stock fund are in the form of the securities held; however, distributions of the Company's common stock shall be made in cash whenever the number of shares to be distributed is 100 or less.


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF ACCOUNTING

                  The financial statements of the Plan are prepared under the accrual method of accounting.

                  In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the prior year Plan year ending September 30, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1998 or 1997 financial statements.

         (b)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those results.

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           September 30, 2000 and 1999


         (c)      INVESTMENT VALUATION AND INCOME RECOGNITION

                  The Plan's managed investment funds and Company common stock are stated at fair value which is determined by closing prices as of the lasting trading day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at cost which approximates fair market value. Dividends and interest are recorded when earned.

         (d)      PAYMENT OF BENEFITS

                  Benefits are recorded when paid.


(3)      ADMINISTRATIVE EXPENSES

         Beginning in 1998, administrative expenses are charged directly to the Plan. Prior to 1998, these expenses were paid by the Company. Administrative expenses amounted to $17,463 and $16,612 for the years ended September 30, 2000 and 1999, respectively.

(4)      INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                                2000                  1999
                                                                                ----                  ----
Dreyfus Mid Cap Index Fund, 4,735 and 0 units, respectively                  $126,381              $      0
Janus Worldwide Fund, 2,771 and 0 units, respectively                         204,365                     0
UAM Analytic Enhanced Equity Fund, 23,795 and 0 units,
      respectively                                                            285,545                     0
Rydex OTC Fund, 5,997 and 0 units, respectively                               157,115                     0
Vanguard Small Cap Index Fund, 15,508 and 0 units, respectively               379,014                     0
Schwab S&P 500 Select Fund, 13,380 and 0 units, respectively                  298,503                     0
Schwab Institutional Advantage Money Fund, 131,281 and
       191,723 units, respectively                                            131,281               191,723
BT International Equity Fund, 0 and 4,498 units, respectively                       0               108,889
American Century Income and Growth Fund, 0 and 14,330
      units, respectively                                                           0               429,748
Papp America Abroad Fund, 0 and 7,382, units, respectively                          0               227,960
Managers Special Equity Fund, 0 and 5,437 units, respectively                       0               377,444
                                                                             ========              ========

(5)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           September 30, 2000 and 1999


(6)      PLAN AMENDMENT

         Effective October 1, 1997, the Plan was amended and restated through the adoption of a new 401(k) prototype plan document. The amendments had no effect on net assets and the significant plan provisions have basically remained the same.


(7)      TAX STATUS

         The Plan was amended and restated on October 10, 1997 through the adoption of a prototype 401(k) plan provided by Milliman & Robertson, Inc., the Plan Administrator. The original plan received an opinion letter from the IRS dated August 2, 1993, which indicates that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The amended and restated Plan is relying on a determination letter dated April 13, 1993 with respect to the prototype plan document. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.


(8)      RELATED-PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Charles Schwab. Charles Schwab is the custodian of the Plan and was the trustee of the Plan until August 1999 and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $5,353 and $9,760 for the years ended September 30, 2000 and 1999, respectively.

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                            As of September 30, 2000

                        SHARES                                                                              CURRENT
      ISSUER           OR UNITS                   DESCRIPTION                              COST              VALUE
      ------           --------                   -----------                              ----              -----
* Charles Schwab            105        MHM Services, Inc. common stock                    $    **        $   11,672
* Charles Schwab          4,735        Dreyfus Mid Cap Index Fund                              **           126,381
* Charles Schwab          1,218        Gabelli Westwood Balance D Fund Retail Class            **            15,097
* Charles Schwab          2,771        Janus Worldwide Fund                                    **           204,365
* Charles Schwab         23,795        UAM Analytic Enhanced Equity Fund                       **           285,545
* Charles Schwab          6,204        PIMCO Total Return Institutional Class                  **            62,602
* Charles Schwab          5,997        Rydex OTC Fund                                          **           157,115
* Charles Schwab         15,508        Vanguard Small Cap Index Fund                           **           379,014
* Charles Schwab          1,284        Weitz Partners Value Fund                               **            25,981
* Charles Schwab          2,859        Schwab International Index Fund                         **            50,656
* Charles Schwab         13,380        Schwab S&P 500 Select Shares Fund                       **           298,503
* Charles Schwab        131,281        Schwab Institutional Advantage Money Fund               **           131,281
                                                                                          ---------      ----------
                                            Total investments                             $    **        $1,748,212
                                                                                          =========      ==========
Plan                                   Participant loans (interest rates ranging
                                       9% to 10%, maturing through 2008)                        360      $      360
                                                                                          =========      ==========


 * Party-in-interest
** Information not available

                     MHM SERVICES, INC. 401(k) SAVINGS PLAN
                 Line 27d - Schedule of Reportable Transactions
                          Year ended September 30, 2000

                                                                                                                 EXPENSE
                                                                                                                 INCURRED
IDENTITY OF                                               NUMBER OF      PURCHASE     SELLING        LEASE         WITH
PARTY INVOLVED        DESCRIPTION OF ASSET               TRANSACTIONS     PRICE        PRICE         RENTAL     TRANSACTION
--------------        --------------------               ------------     -----        -----         ------     -----------
SINGLE TRANSACTIONS

* Charles Schwab  BT International Equity Fund                 1               --     $108,955        --           --
* Charles Schwab  American Century Income & Growth Fund        1               --      428,804        --           --
* Charles Schwab  Papp America Abroad Fund                     1               --      224,853        --           --
* Charles Schwab  Managers Special Equity Fund                 1               --      369,547        --           --
* Charles Schwab  UAM Analytic Enhanced Equity Fund            1         $428,804           --        --           --
* Charles Schwab  Vanguard Small Cap Index Fund                1          369,547           --        --           --
* Charles Schwab  UAM Analytic Enhanced Equity Fund            1               --      157,218        --           --
* Charles Schwab  Schwab International Index Fund              1          108,955           --        --           --
* Charles Schwab  Schwab S&P 500 Select Shares Fund            1          224,853           --        --           --

SERIES OF TRANSACTIONS

* Charles Schwab  Rydex OTC Fund                              57          166,567           --        --           --
* Charles Schwab  BT International Equity Fund                 5               --      111,808        --           --
* Charles Schwab  American Century Income & Growth Fund        9               --      447,516        --           --
* Charles Schwab  Papp America Abroad Fund                     7               --      233,591        --           --
* Charles Schwab  Managers Special Equity Fund                 7               --      389,956        --           --
* Charles Schwab  UAM Analytic Enhanced Equity Fund           30               --      251,192        --           --
* Charles Schwab  UAM Analytic Enhanced Equity Fund           65          521,966           --        --           --
* Charles Schwab  Vanguard Small Cap Index Fund               23               --      111,778        --           --
* Charles Schwab  Vanguard Small Cap Index Fund               54          409,691           --        --           --
* Charles Schwab  Schwab International Index Fund             20               --      111,400        --           --
* Charles Schwab  Schwab International Index Fund             55          143,620           --        --           --
* Charles Schwab  Schwab S&P 500 Select Shares Fund           69          327,271           --        --           --
* Charles Schwab  Dreyfus Mid Cap Index Fund                  41          103,045           --        --           --
* Charles Schwab  Janus Worldwide Fund                        67          187,929           --        --           --

                                                                              CURRENT
                                                                              VALUE OF
                                                                              ASSET ON       NET
IDENTITY OF                                                   COST OF       TRANSACTION      GAIN
PARTY INVOLVED        DESCRIPTION OF ASSET                     ASSET            DATE        (LOSS)
--------------        --------------------                     -----            ----        ------
SINGLE TRANSACTIONS

* Charles Schwab  BT International Equity Fund                $    **         $108,955         **
* Charles Schwab  American Century Income & Growth Fund            **          428,804         **
* Charles Schwab  Papp America Abroad Fund                         **          224,853         **
* Charles Schwab  Managers Special Equity Fund                     **          369,547         **
* Charles Schwab  UAM Analytic Enhanced Equity Fund           428,804          428,804         --
* Charles Schwab  Vanguard Small Cap Index Fund               369,547          369,547         --
* Charles Schwab  UAM Analytic Enhanced Equity Fund                **          157,218         **
* Charles Schwab  Schwab International Index Fund             108,955          108,955         --
* Charles Schwab  Schwab S&P 500 Select Shares Fund           224,853          224,853         --

SERIES OF TRANSACTIONS

* Charles Schwab  Rydex OTC Fund                              166,567          166,567         --
* Charles Schwab  BT International Equity Fund                     **          111,808         **
* Charles Schwab  American Century Income & Growth Fund            **          447,416         **
* Charles Schwab  Papp America Abroad Fund                         **          233,591         **
* Charles Schwab  Managers Special Equity Fund                     **          389,956         **
* Charles Schwab  UAM Analytic Enhanced Equity Fund                **          251,192         **
* Charles Schwab  UAM Analytic Enhanced Equity Fund           521,966          521,966         --
* Charles Schwab  Vanguard Small Cap Index Fund                    **          111,778         **
* Charles Schwab  Vanguard Small Cap Index Fund               409,691          409,691         --
* Charles Schwab  Schwab International Index Fund                  **          111,400         **
* Charles Schwab  Schwab International Index Fund             143,620          143,620         --
* Charles Schwab  Schwab S&P 500 Select Shares Fund           327,271          327,271         --
* Charles Schwab  Dreyfus Mid Cap Index Fund                  103,045          103,045         --
* Charles Schwab  Janus Worldwide Fund                        187,929          187,929         --


 * Party-in-interest
** Information not available

                                    Signature




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                  MHM Services, Inc.
                                                  401(k) Savings Plan



Date:  March  1, 2001                             By:  /s/ Cleveland E. Slade
                                                       Vice President and
                                                       Chief Financial Officer
                                                       MHM Services, Inc.

                                                     Fifth Floor
                                                     Market Square
                                                     717 D Street, N.W.
                                                     Washington, D.C.  20004
                                                     202-638-3200
                                                     Fax 202-347-5829
                                                     Email SteveVCPA@aol.com

                                            VISCARRA & ASSOCIATES

                                                     Accountants and
                                                     Management Consultants



                         CONSENT OF INDEPENDENT AUDITORS



To the Board of Directors of
MHM Services, Inc.


We consent to the use of our report dated February 6, 2001, on the statements of net assets available for plan benefits as of September 30, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended September 30, 2000 for the MHM Services, Inc. 401(k) Savings Plan (the "Plan") included in the Annual Report on Form 11-K relating to the Plan filed by MHM Services, Inc. for the years ended September 30, 2000 and 1999, and to the incorporation by reference of such report in the Registration Statement on Form S-8 pertaining to the Plan (File No. 333-09147).


Viscarra & Associates


Washington, D.C.
February 28, 2001